UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Merus N.V.

(Name of Issuer)

Common Shares, nominal value €0.09 per share

(Title of Class of Securities)

N5749R100

(CUSIP Number)

January 23, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N5749R100		13G

1.	Names of Reporting Persons Incyte Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,200,000*

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,200,000*

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,200,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.6%*

12.	Type of Reporting Person (See Instructions) CO

*See footnotes to Item 4 below.

CUSIP No. N5749R100	13G

Item 1.
	(a)	Name of Issuer Merus N.V. (“Merus”)
	(b)	Address of Issuer’s Principal Executive Offices Yalelaan 62, 3584 CM Utrecht, The Netherlands

Item 2.
	(a)	Name of Person Filing Incyte Corporation (“Incyte”)
	(b)	Address of the Principal Office or, if none, Residence 1801 Augustine Cut-Off, Wilmington, DE 19803
	(c)	Citizenship Delaware
	(d)	Title of Class of Securities common shares, nominal value €0.09 per share (“Common Shares”)
	(e)	CUSIP Number N5749R100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 3,200,000 Common Shares
	(b)	Percent of class: 16.6%(1)
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 3,200,000 Common Shares (2).
		(ii)	Shared power to vote or to direct the vote: 0.
		(iii)	Sole power to dispose or to direct the disposition of: 3,200,000 Common Shares (2).
		(iv)	Shared power to dispose or to direct the disposition of: 0.

(1)         The ownership percentage of Incyte has been calculated on the basis of 16,085,851 Common Shares outstanding immediately prior to December 20, 2016, as represented to Incyte by Merus in the Share Subscription Agreement dated as of December 20, 2016 between Incyte and Merus (the “Subscription Agreement”).

(2)         Under the Subscription Agreement, Incyte has agreed to certain standstill provisions whereby Incyte is obligated to refrain from taking certain actions with respect to Merus or Merus’s Common Shares.  The standstill provisions are subject to certain exceptions, including an exception that allows Incyte to maintain its percentage ownership following equity financings by Merus.  Pursuant to the Subscription Agreement, Incyte has also agreed, subject to limited exceptions, not to sell or otherwise transfer any Common Shares beneficially owned by it (“the Shares”) for a period ending on the earlier of 18 months after the closing date of the sale of the Shares or the end of the standstill period (the “Lock-Up Period”).  In addition, if the standstill period has not been terminated earlier upon the occurrence of certain events, for a period of three years after the Lock-Up Period, Incyte will be restricted from selling or otherwise transferring more than one-third of the Shares during any 12-month period or 10% of the Shares during any three-month period, unless Merus consents otherwise.  Further, Incyte has agreed that during the standstill period, it will vote all of the voting securities that it holds in accordance with the recommendation of a majority of Merus’s supervisory board.  However, Incyte may vote its securities at its own discretion for certain extraordinary matters, including a change in control of Merus.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

CUSIP No. N5749R100	13G

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2017
Date

INCYTE CORPORATION

By:	/s/ Eric H. Siegel
Signature

Eric H. Siegel
Executive Vice President and General Counsel
Name/Title